Exhibit 99.1

News Release
www.srtelecom.com
For more information:

Mr. William E. Aziz, Interim President and CEO	Rick Leckner, Maison Brison
(514) 335-2429 Ext.4613	(514) 731-0000

SR Telecom Announces Nasdaq Delisting

MONTREAL, December 1, 2005 - SR Telecom Inc. (TSX: SRX, Nasdaq: SRXA), announced that, after the close of business on November 30, 2005, it received notice from the Nasdaq Listings Qualifications Panel that its shares will be delisted from the Nasdaq National Market as of the opening of business tomorrow, Friday, December 2, 2005.

Nasdaq has determined that SR Telecom does not meet the US$10 million shareholders’ equity requirement, as set forth in Marketplace Rule 4450(a)(3), or the US$1.00 minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5). As announced on September 16, 2005, SR Telecom had appealed an earlier determination from Nasdaq to delist the Corporation’s common shares, however this appeal has been rejected.

The Corporation’s common shares continue to be listed on the Toronto Stock Exchange (TSX) under the symbol SRX.

About SR Telecom
SR TELECOM designs, builds and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 130 countries, connecting nearly two million people.

With its widely deployed symmetry® WiMAX-ready solution, SR Telecom provides bridge technology to future high speed solutions for voice, data and entertainment providers.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and symmetry® are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335-2429 F (514) 334.7783